

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 15, 2017

<u>Via E-mail</u>
James W. Korth
Chief Executive Officer
Korth Direct Mortgage LLC
2937 SW 27th Avenue, Suite 307
Miami, FL 33133

> **Re:** **Korth Direct Mortgage LLC**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed October 31, 2017**
> **File No. 333-219895**

Dear Mr. Korth:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our October 26, 2017 letter.

<u>General</u>

1. Please tell us what information you plan to provide related to the property securing the loan in future periodic reports. In your response please tell us whether you intend to include updated profit and loss information related to the property on an ongoing basis, and whether such information would be obtainable.

2.   We note your response to prior comment 1 that you have no trust structure or special purpose entities. We further note your disclosure on page 15 that: "CM Loan payments are deposited or transmitted via ACH to the KDM In Trust For 2 Segregated Account. This segregated account collects all CM Loan Payments and disburses the respective payment on the Notes to DTC for credit to each participating broker dealer's account." Please revise to specifically state whether you intend to have a segregated account for each CM loan or if all payments from CM Loans will be commingled. Please also revise to include risk factor disclosure to describe the risk, if true, that even though you may have segregated accounts, you are under no legal obligation to hold these funds separately.

3.   We note your revisions in response to our prior comment 4, including that the discount factor will change monthly and follow the amortization schedule of the CM Loan. Please revise to include the amortization schedule and disclose, if true, that the price will decrease each month in accordance with the amortization schedule and clarify whether any other factors could impact the price each month. Please also tell us how you will update the prospectus to inform investors of changes to the price.

4.   We note your revisions in response to our prior comment 5 that "[f]inal pricing will be determined at the time of sale and will be between 100-102% of par, depending on market conditions." Please revise to remove any reference to market conditions and tell us how this satisfies Rule 415(a)(4) of the Securities Act as it appears you may be offering securities at different offering prices based on different commissions.

Summary of How KDM Fees Affect Return on the Notes, page 16

5.   We note your response to prior comment 8 and your revised disclosure in footnote 8 to the Summary Fee Table on page 16 which states that the Servicing Fee can range from 0.25% to 1.00% and will depend on factors such as the size and complexity of the CM Loan. Please revise to explain, if true, that the 0.25% Servicing Fee relates to the Notes in this offering and the higher Servicing Fee may relate to offerings in the future.

Summary of the Terms of the CM Loan, page 18

6.   We note that the loan is guaranteed by members of the limited liability company or companies which own the CM Loan and properties. Please revise your disclosure to include a detailed explanation of the guarantee, the parties involved, and the process through which the guarantee operates.

7.   Please clarify the significance of the Credit Score of Guarantor you have disclosed.

CM Loan Underwriting, page 20

8.   We note your revisions made in response to comment 10. In those revisions, you disclose that the debt service coverage ratio for the CM loan is 1.37. This disclosure appears to contradict the 1.63 debt service coverage ratio disclosed on page 18. Please revise or tell us the reason for this discrepancy.

9.   Please revise to provide an expanded discussion of the source of the unaudited financial statements obtained from and signed by the borrower, including how they are compiled.

10.   Please provide a discussion of the expense amounts disclosed on page 22 and clarify exactly which numbers, if any, are based on actual expenses. Please clarify what period all financial information relates to, and please clarify that all information is unaudited.

11.   Please disclose how you considered reserves for capital expenditures in the calculation of the DSCR disclosed on page 22, and disclose your basis for this estimate. Please also clarify when discussing the DSCR used for rating on page 31.

12.   Please clarify your basis for the Vacancy & Loss Estimate you have provided.

Ratings for CM Loan Covered By This Prospectus, page 33

13.   We note you have provided a score of "5" for the Credit Score of Borrower when calculating your KDM Rating for this loan. We also note that the CM Loan Borrower is two separate Florida limited liability companies. Please clarify whose credit score was utilized and how that score was utilized in the underwriting process.

Interim Financial Statements, page F-10

Notes to Unaudited Interim Financial Statements, page F-14

14.   Please revise your footnotes to discuss the issuance of the mortgage secured notes and the funding of the mortgage.

Exhibits

15.   Please refer to the response to comment 14. We note you have included the consent for the use of the independent accounting firm's report in the registration statement; however, you removed the consent for the reference to it as an expert. Please revise to include that language in the consent.

16.   We note your revised disclosure that Egan-Jones has rated the Notes "A+," in addition to rating the underlying CM Loan at "A+." Please file the consent for the Egan-Jones Ratings Company. Alternatively, please remove the references to the credit rating. For further guidance, please consider our Securities Act Rules Compliance and Disclosure Interpretations Questions 233.04 and 233.05.

17.   Please file an executed legal opinion in a pre-effective amendment. For guidance, please refer to Section II.B.2 of Staff Legal Bulletin No. 19 (October 14, 2011).

        You may contact Paul Cline, Staff Accountant, at 202-551-3851 or Eric McPhee, Staff Accountant, at 202-551-3693 if you have questions regarding comments on the financial statements and related matters. Please contact Sandra B. Hunter, Staff Attorney, at 202-551-3758 or Jennifer Gowetski, Senior Counsel, at 202-551-3401 with any other questions.

                                        Sincerely,

                                        /s/ Sonia Gupta Barros

                                        Sonia Gupta Barros
                                        Assistant Director
                                        Office of Real Estate and
                                        Commodities

cc: Holly MacDonald-Korth
        Via E-mail